# JOULE CASE
## *2021 Report*

# *Dear investors,*

We've got the financial numbers covered, so tell your investors in human words how this past year went for you. It's possible that it's been a while since they heard from you, so remind them why they believed in you in the first place! We are on the cusp of the massive shift to the green revolution. The inflation reduction act and corporate clean energy mandates means now is the time. In 15 years working batteries,we have never seen a better time. The future of Joule Case is bright!

### We need your help!

Supply chain development, distribution networks, and sales channels. Spread the word! Outreach tools can be found at the Joule Case Power Pack. We have referral cards and social outreach tools. We also need hiring help. If you know a peak performer, send them our way. Engage your local music festival or food truck to tell them there is a better way to power! Show how you are using your Joule Case on all social media channels.

*Sincerely,*

*Pete Anewalt*
COO

*Alex Livingston*
President + Founder

*James Wagoner*
CEO + Founder

## Our Mission

Joule Case is selling into multiple channels and different markets solving for all power needs. Joule Case becomes a household name for reliable, renewable power for all applications.

See our full profile

## How did we do this year?

### Report Card

**A-**

#### The Good

Customer development meant a 4X increase in sales. Team has grown with several successful key hires.

Further engagement and interest from large strategic partners.

Additional technology advancement with patents granted.

#### The Bad

Audit took longer than expected.

Some inventory deliveries were delayed but customers understood and we are on track with current deliveries.

Broader market fluctuations and volatilities meant customers and investors were hesitant.

### 2021 At a Glance

January 1 to December 31


$$$$

**$284,275** +79%
Revenue



**-$1,887,104**
Net Loss


IOU!

**$2,134,809** +32%
Short Term Debt



**$1,526,945**
Raised in 2021



**$255,000**
Cash on Hand
As of 11/ 6/22

INCOME | BALANCE | NARRATIVE

### Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

### Overview

We design and manufacture battery systems that stack like Lego blocks to ideally size for any and all

power applications. We sell to homeowners, food trucks, and music festivals that need reliable clean power. Our systems can be charged from solar or from the grid and last for days.

In 5 years, we would like Joule Case to be selling into multiple channels and different markets solving for all power needs. We hope Joule Case becomes a household name for reliable, renewable power for all applications. These are forward looking projections and are not guaranteed.

### Milestones

Joule Case Inc was incorporated in the State of Delaware in January 2018.

Since then, we have:

🎠 $100M LOI signed with Insomniac Events, organizer of Electric Daisy Carnival & many of the world's largest Festivals
👼 Patented, portable award-winning tech has already raised over $2M from angel investors. All IP is owned by Joule Case Inc.
👥 Team includes 6 successful exits & 20 patents
📈 Massive event-power market is growing at 25% CAGR
💰 Over $850,000 in sales since inception.
💸 LIVE Nation, CORT, & PGA are among names in the pipeline
🏆 Crowned Early-Stage Innovation of the Year & winner of Camp BizSmart
Historical Results of Operations

Our company was organized in January 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

Revenues & Gross Margin. For the period ended December 31, 2020, the Company had revenues of $234,167 compared to the year ended December 31, 2019, when the Company had revenues of $124,615.
Assets. As of December 31, 2020, the Company had total assets of $1,143,959, including $78,173 in cash. As of December 31, 2019, the Company had $617,817 in total assets, including $376,582 in cash.
Net Loss. The Company has had net losses of $756,618 and net losses of $460,245 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
Liabilities. The Company's liabilities totaled $2,358,686 for the fiscal year ended December 31, 2020 and $1,112,380 for the fiscal year ended December 31, 2019.
Liquidity & Capital Resources

To-date, the company has been financed with $1,439,646 in debt, $771,993 in equity, and $1,150,412 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 10 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Joule Case Inc cash in hand is $231,968 as of October 2021. Over the last three months, revenues have averaged $30,000/month, cost of goods sold has averaged $15,000/month, and operational expenses have averaged $55,000/month, for an average burn rate of $40,000 per month. Our intent is to be profitable in 8 months.

Since the date our financials cover, we have since signed a contract with CORT and Insomniac that secured large orders. We have increased our spending and commitments on our product development. All of our issued convertibles notes converted during 2021, and our 2020 PPP loan was forgiven. We also underwent a stock split for our common stock and sold a round of preferred stock. Finally, in 2021 we took on an additional $500K loan from Alta Ridge Investments LLC.

We expect a significant increase in revenues with landing these large orders and our launching of our new product on a product crowdfunding platform such as Indiegogo or Kickstarter. Over the next 6 months, we project around $200,000 from CORT and around $500,000 from miscellaneous power event companies in revenues. We expect our COGs to be around 50% of our revenues over that same

time period. These are forward looking projections and are not guaranteed.

Outside of our Wefunder raise, we have secured a large amount of inventory financing. We also will be launching a Kickstarter product fundraising campaign and plan to raise around $1M through that between the months of January 2022 and May 2022.

**Net Margin: -664%** **Gross Margin: 32%** **Return on Assets: -215%** **Earnings per Share: -$1,409.34** **Revenue per Employee: $23,690** **Cash to Assets: 0%** **Revenue to Receivables: 1,658%** **Debt Ratio: 288%**

Auditors_Report_-_Joule_Case_-_2020___2021__Cover_Page_%2B_Index_.pdf

# We ❤ Our 1555 Investors

## Thank You For Believing In Us

| | | | | | | |
|---|---|---|---|---|---|---|
| James Wagoner | John Linford | Michael STEIN | Jaime Lima | David DeMuro | John Pereira | Herman Venter |
| Pete Anewalt | Warren Parad | Christine Dove | Mark Bruckner | Sean Porter | Matthew Stroia | Kathleen Minogue |
| David King | Jerry Cindy Noraj | Hatem Rowaihy | Joseph Carothers | Nilesh Modi | Christina Cyr | Narendra Sharma |
| Michael Moore | Greg Conner | Toby Gussman | Brandon Moquist | Kim Thomas | Sage Sewell | Mark Iamonaco |
| Kannan Govindasamy | Ganesh Pawar | Roger Guo | Kelly Loudermilk | Andre Harrell | Mary Shulenberger | Sudhanshu & Chitra Jain ... |
| Daniel Murillo | Matthieu Speeckaert | Richard Clement | Daniel Zawacki | Steven Gifis | Benny M Koontz | Lynda Mosier |
| Allen J Gebert | Peter Katz | Joel Gombiner | Dennis W Cudahy | Chima Agbam | Harshkumar Patel | Andrew Jazwinski |
| Gregory Denton | William Burnett | Jeff Hines | Kathleen A Long | Angela Reis | Yurii Polishchuk | Elois FULLER |
| Timothy P Hemcher | Luther E Rogers | Thomas J Cortese | Merv Grosianno Hayes | Jeffery Wright | Rolf Belden | Duane Pooley |
| John Mullin | Vickie Brown | William H. Connor | Emmett McCord | Full Name | Elizabeth Randle | Arthetus Abraham |
| Lynette Rogers | Monica Hall | Cynthia Evans | Martin D. | Betty Pacheco | Joseph Coughlan | Will McGee |
| Stephanie Thompson | Kent Robinson | Carmen Cameron | Thomas Wisdom | Gary Lorenzo George | Jesse Brown | Patrick Benoit |
| Claudia HAIRSTON | Latricia Dailey | Jannette D. Street | Elissa Arnold | Dave Covell | Joe T Keegan II | Mike Boden |
| Colon Bolden | Ashay Newkirk | Michael Day | Samuel Phillips | Ngozi Ibemere | Al Ruval | Charles Manns |
| Jung Manopath Kuan | Valerie Smith Ragland | Garey Smith | Cheryl L. Badgett | Cheryl Lynn Valdivia | Phillip Wright | Kenneth Moore |
| Gerald A Davis | Majeedah Spencer | Jack Valentine | Vinelle Touani | Phycillia Coulbourne | Robert W Regan-Hughes | Shane Cramer |
| Xavier Blatch | Richard George | Tamarat Alumu | Terence Hundley | Malia ISAIA | Doretha Green | Fred Hicks |
| Jim Mooney | Rolando Del Rosario Jr | Tim Drye | Lawrence Leighton | Ada Lopez | Jose Quiroz | Bret L Ruddy |
| Kent Jason Kohlgraf | Samuel A Kolawole | Wardell Carter | Kathleen Carole Mauge-L... | Larry Cole | Steven Blumrosen | Dontelle JACKSON |
| Gemechu Getachew | Greg Knoblich | Chatty Becker | Omar Ortega | Tracey Cummings | Kimberly Hickey | Duane Pooley |
| Al Rykhof | Richard Clement | Timothy P Hemcher | Sumith Jain | Dominick Savillo | Rahul Patel | Richard M Santay |
| Ronald Cheek | John Axe | Ernestine Burton | Jatin Shah | Eyal Amir | Mary Wiede | Louis V PETERSON |
| Annie Sanders | Tiffany BISHOP | Clifford Cowen | Hiram Wong | Bill White | Otis M Grimes | Esther ROBINSON |
| Yesuf Wessen | Kim Harmon | Steven Doolin | Lotika Savant | R L Montgomery | Joyal Gauthier | Igor Mishevski |
| Elissa Arnold | Linda J. Flonnory Bell | Larry Ducharme | La Monte Wayne Peters | Sage Sewell | Brenda K. Johnson | Eric Lackey |
| Luis R Vega | Brandy Hipp | Michele McRae | Stephanie Ausmore | Darrell Ragland | Peggy Anderson | Dwayne Patrick Hall |
| Andre Thomas | James A. Harris Jr | Everett Senter | Paula Carter | Harold Albaugh | Miller Porter | Kathleen Fasano |
| Allen Lee Bivens | Marjorie Dunbar | David Macario | Evangelos Banias | David C Wilkie | P David Newberry | Catherine Bryant |
| Neryk Davydov | Carmen Cameron | William E Sims Jr | Ron Tank | Totao Yigo | Tabb, Daphene | Marcia Barnett |
| Corry Deon Williams | Phil Cox | Marvin Minney | Patrick M Reese | Richard Mackey | Mary Wiede | Althea Samuel |
| Shamika Goins | Anthony N. Igbinosun | Daniel Osso | Larry Boone | Ethel Wright | Quincy Moran | Kelvin Murray |
| James Bilger | Joe Park | Judd Shiffler | Carla Tyson | Gordon Essex Noble JR. | Geraldine OBannon | John Dzurenka III |
| Kunjar Bhaduri | Fanell Alerte | Justin Vaira | Corbin Riggs | Pamela Rieger | Norbert Chirase | Treva Cain |
| Phil Garrett | Henry B Harris | Theresa Satterwhite | Bernice N Perry | Ronny Palladino | Tim Drye | Edward Tice |
| Paula Williams | Bret L Ruddy | Danny Dumond | Darryl Lee Grocholski | Nathan Argenta | Larry Boone | Gary Lorenzo George |
| Charles Manns | Jack Smail | Phillip Wright | Adeline N Lopes | Cheryl L. Badgett | Gerald A Davis | Steven Doolin |
| Clifford Cowen | Marjorie Dunbar | Arthetus Abraham | Cynthia Aiken | Antonio R Arrendell | John Pereira | James R Manning |
| James R Manning | Jack Kushner | Bobby Dean Robinson | Colin Fitzsimons | Pratt Robinson | Jasmine Whitaker | Steven Atwater |
| Marie E Van | Joseph Coughlan | Okwudili C Amaechi | Kevin Sears | Rick Camacho | Shirley Wong | Kaychele Mcclelland |
| Oliver C Udemba | Stanley. Evans | Marcus McConico | Oscar Torres | Dwight Lavender | Joseph D Scott | Kathy Bittner |
| German Q Cruz | Andy Garcia | Gene Thornton | Samik Mukherjee | Edward Tate | Wt Hunter | Dennis Grant |
| Matthew Barrett | Anthony N. Igbinosun | Herman Wallace | Stanley Saintelus | Gary Probst | Srinivas Sistla | Jason Varner |
| Aye Akoda | Chantal Blash | Takeo Aso | Colleen Coleman Ryan | Joseph Alverson | Tammy Jones | Kevin Braggs |
| Charles Russell | D T | Steve Brady | Basudev Adhikari | Gary Carter | Mark Perlmutter | Bret L Ruddy |
| James Fountain | Jerry Johnson | Kathleen Noble | James Jones | Scott Jones | Michael Stone | Rachel Baygboe Heermann |
| Yanjie Wang | Lebohang Mohau | Kathleen M. Reddy | Marleace Lloyd | Samuel K Ameyaw MD M... | Joel Jennings | Renee Bass |
| Luis M Ramirez-Ronda | Stan Abrahams | Dr. John R Patrick | Eric Weiner | Scott Paterson | Patrick Cavanaugh | Barry Adoghe |
| Aron Roberts | Mitchell Roe | Debra Farber | Warren Degen | José Maria Borges Almeida | Pasala Ravichandran | Brandon Clark |
| Tim Sipma | Richard Peters | Gemechu Getachew | Rupel Perkins | Ronny Palladino | Todd Martinell | Steven Stone |
| Maria Nenita Gaite | Teddy Stanowski | Mark Samuels | Shui Chong Tong | Brent Smith | Willis Holman | Hope Gamble |
| Devin Curry | Jehu E Peets | Ector Ray Salinas | Loris Brown | Derwin Griffith | Antoine Tardif | Krown Deon |
| Harry Asmussen | Kevin Breen | Paul Kapsar | Fred Young | Willie Wallace | Koby Conrad | Michael Andrew Luff |
| Talib Dhanji | Eric Weiner | Eric Weiner | Alexander Groenen | Alexander Groenen | Brad Kessler | Brad Kessler |
| Stanley. Evans | Stanley. Evans | Antonio R Arrendell | Antonio R Arrendell | Joe Steedley | Joe Steedley | Dolores Terry |
| Dolores Terry | James R Manning | James R Manning | Richard Burton | Richard Burton | Richard Burton | Galina Reznik |
| Galina Reznik | Galina Reznik | Isaac Wiedmann | Isaac Wiedmann | Basudev Adhikari | Basudev Adhikari | Catherine Bryant |
| Catherine Bryant | Catherine Bryant | Samuel K Ameyaw MD M... | Samuel K Ameyaw MD M... | Aiden Cohen | Aiden Cohen | Christine Dove |
| Christine Dove | Kesa Braids | Kesa Braids | Kesa Braids | Aleksander Prudnik | Aleksander Prudnik | Darrell Ragland |
| Darrell Ragland | Richard Clement | Richard Clement | James R Manning | James R Manning | Stanley. Evans | Stanley. Evans |
| Shaima Amiri | Shaima Amiri | Robert Erich | Robert Erich | Krown Deon | Krown Deon | Andrew Ryan |
| Andrew Ryan | Alexander Harriman | Alexander Harriman | Doretha Green | Doretha Green | Doretha Green | Oscar Torres |
| Anthony Giacomini | Anthony Giacomini | Tom Wright | Tom Wright | Barbara Dawson | Barbara Dawson | Orapin Bailey |
| Orapin Bailey | Michael Andrew Luff | Michael Andrew Luff | Ali Ezzat | Ali Ezzat | Steven Pier | Steven Pier |
| R Litzky | R Litzky | Nasser Shawar | Nasser Shawar | Imran Chiragh | Imran Chiragh | Sydney Johnson |
| Sydney Johnson | Inamulhaque Saboor | Inamulhaque Saboor | Anthony N. Igbinosun | Anthony N. Igbinosun | Bhaskara Kodavati | Bhaskara Kodavati |
| Philip J. Whitman, CPA | Cheryl L. Badgett | Cheryl L. Badgett | Muralitharan Velayuthan | Muralitharan Velayuthan | Doretha Green | Doretha Green |
| Lars Ophaug | Lars Ophaug | Lauren Burkey | Lauren Burkey | Jean Aristide | Allen Lee Bivens | Kim Khorn Long |
| John Ferguson Jr | Alexander Clarence McInt... | Shane Johnson | Cailyn Driscoll | Dane Simmons Jr. | Mario Cambardella | Jesse Baker |
| Sarah Lepley | Rushin Jansen | Drew Haller | Stephan Meyers | Brian Zisk | Badal Haider | Ali Abdulla Rashed Aldha... |
| Melissa Ann | Jovan Denson | Deson Jackson | David Lanfair | Patrick Monroe | Angela Cornell | Denise Meridith |
| Robert Ogenyi | Jose Navarro | Jeff Ritchey | Matthew Kneiser | Evan Turner | Brent Sharp | Manuel E. Lugo Recart |
| Mariela Cardone Del Rio | Shane Pittson | Paul Regalia | Ed Strasbourger | Sacoby Miguel Wilson | Mark Plumbtree | Gerald L Dowdy |
| Jason G Croft | Patrick Monroe | Delljohn Durio | Danielle King | Eddie Gibson | Donna L. Hiller | Joseph Mario Pyles |
| Brandon DiTusa | Jason Ingram | Yarkpazuo W. Bah-Deh | Nakpangi Thomas | Robert Coleman | Marc Bromley | Javier Manzano |
| Sandy Wagner | Denise Lofton | Omar Alvarez | Dan Peiffer | Kennedy Thibou | Mike Stowe | Maria Lewis |
| Yarkpazuo W. Bah-Deh | Stephan Meyers | Duke Duncan | Heidi Hash | Jarrett Williams | Jesse Baker | Jeremy T Suttie |
| Marc Bromley | William McClimon | Sarah Shupe | Steven Wayne Mackey | Ron Hilliard | John R Kennedy Jr | Michael Journey |
| Connor Bunderson | Edgar Arold | Bryan M Bravo | Dk (Debrakay) Punzi | Bobby Simpson | Diane Rachels | Tyler Featherstone |
| E. Frischhut | David Cosand | Alex Pierson | Badal Haider | Darren Black | Kathryn Mattson | Steven Wayne Mackey |
| Charla Hooks | Marizol Estrada | #Progression Lindsay | Cindy Haase | Jeffrey Lin | Beitzel Excavating Paving | Kevin King |
| Roger Carr | Luis Lescano | Paul Jackson | Tony Faeth | Bar Bar | Hrishikesh Sathawane | Robert Fundora |
| Samuel Imarhiagbe | S Goldman | Hillard Harrison | Levett M. Washington | Sol Cravero | Cesar Correa Parker | Juan Roberts |
| Northeast Mover202 | La Tanya Olatunde | Tyler Jackson | Oswin M Browne | Daniel Armstrong | Jae Kelley | Simon Mittal |
| Jessica Salazar | Ryan Serkes | Micah Wyatt | Paul Henry | Todd Medema | Kunal Shah | Donald Schima |
| Michele Vrabel | Robert C Pasker Jr Pasker... | Seamus Hennessey | Bharath KR | Jason Adams | Robert Brown | Tommy Hendricks |
| Shrikant Latkar | Shrikant Latkar | Alberto Cruz | Alberto Cruz | Iman Davis | Iman Davis | Hozefa Moiyyadi |
| Hozefa Moiyyadi | Charlayne V Davis | Charlayne V Davis | Kelly Osifo | Kelly Osifo | Kelly Osifo | Bill Robinson |
| Bill Robinson | Kelly Osifo | Kelly Osifo | Ilias Bellos | Hedi Alavi | Hedi Alavi | Hedi Alavi |
| Sam Hutton | Jordan Lund | Jordan Lund | Shanté Berry | Shanté Berry | Preston Thigpen | Preston Thigpen |
| Love Cureton | Love Cureton | Brandon Kunkle | Brandon Kunkle | Hernán Albano | Robert DaLee | Chibueze Okorie |

Chibueze Okorie
Jason G Croft
Jason G Croft
Brice Holmes
Eliyahu Rozenshtein
Timothy Belloto
Mary Richards
James William Mitchell
Matt Wordell
Robert Marti
Delph Gustitus, Jr.
Russell Dowe
William Hall
Richard E Rackett
Auguata Sankey
Robert McCollough
Claudio Negrao II
Britt Redick
Chrissy Zwainz
Laurie Tezza
Ted Parkhurst
Tyrone Evans
Ted Ko
Anne Oshman
Yaminah Bunyan
Andrew Stroman
Frank Peart
Wilfred Cabahug
Gregory Braniff
Saben Emmons
David Katz Living Trust D...
Madhukar Chintalapudi
Eric Rossi
Bryan Edgington
Sundeep Singh Ahuja
Tom Mazza
James Schwichtenberg
Vernon Cox
John Cowan
John Long
Larry E Winslow
Boris Curwen
Jack T Richards
Dennis Highfill HIGHFILL
Ray L
Vitrus Juanita Banks
Michael Dermody
Tyrone Lee HALL
Viyola Vaughn
Juke Leman
Saylene Hitchcock
Abbass Sekhavat
Karol Kristine Deem
David Park
Lenora Bull
Carlton Padmore
Taka La Shaun Turner
Steve George Mascella Jr
Janzel Catamco
Anthony Moreno
Michael Yaldezian
Jairo Delgado
Derwin Evans
Carl M Crable
Sidney Gauby
Vicki L Vitkun
Dorsey Hellums
Ted Ko
Connie Foy
Pamela Gill
Anthony Blount
Robert S Boudreau
Ernest Sullivan
Jean Baptiste Zongo
Herbert A Venzen
Debbie J. Williams
Joseph Stanilewicz
Hasan Abuelreich
Anjith Balmuri
Terri Butler
Kemp Edmonds
Leanora JAMISON
Sonia Reid
James Sharp
Jamie Coyle
Lisa Lozano
Ted Brenner
Angelica Mia Arnado
Ronald Fullenwider
Clara Rivera
Shayne Watson
Louise Radcliff
Daniel S
Genine J. Williams
Steve Sanchez
William R Rueth III
Julian D Jonker
Deloris Wallace-Brown
Murali NAGARAJAN
Carrie L James
Elson Louie Chiu
Bradley Leuty
Eva H Woodfin
Marveen W Hopps
Timothy Chiu
Cody Alan Reel
Robert Stauffer
Thomas W LeBlanc
Amy Velella
Bob DeLuca
Robin Pettit
Badr Naif Alotaibi
Robert Milewski
David Foster
Jason Enfield
Don Saathoff
Patricia Trippe
Emily Wares
Scott Hall
Sharad Saxena
Mark Borden
Edmund T. Mudge, IV
Murali Manohar
Brian S
James M Reuter
Paris Hardy
Brian S
Milind Tamaskar
Milind Tamaskar
Michael Devoney
Mark Soltz
Trent Rothwell
Venkatesh Patil

Chibueze Okorie
Phil Foster
Jason G Croft
Wayne Starks
Elizabeth Joiner
Morris Gelman
Salvador Morales
John Mburu
Kate Geniec
Aaron Meyers
Christopher Childress
Jeffrey Miller
William Hall
Marie Lys CATTANACH
Christopher Vestin
Daniel Kriozere
Lewis N Sears III
Jeffrey Selikoff
Samuel Mark LaSalle
Zahed Hossain
Lori S Johnson
Alberto Andres Miguel
Martin Nwosu
John Davis
Daniel R Severa
Ben Hechtner
Tushar Patil
Rubina N Iqbal
Matthew Horne
Robert Hatszegi
David Katz Living Trust D...
Theresa Weik
Hong Liu
Matt Tookey
Felipe Tocornal
Philip Kellner
William Kohl
Karl Fryburg
Ivan A Campbell
Nalini Durgana
Lamont Hendricks
Kalman Kaplan
Jordan Gladman
Devika Ramtahal
IRA Horwitz
Michael Heicher
David Martinelli
Wendell White
David Choquette
Deirdre Walker
Nicole Wilson
Aaron L Bholaramsingh
Melvin Kestner
Zach Greenlee
Joe Huss
James Erwin
Robert HILL
Maurice Smith
Miles D Butler Sr
Tanya Braxton
Lawrence Chong
Jihua Ren
Clarence Richardson Jr
Russell James Adams
T Gardner
Christopher Miller
Jacob Sanger
Micah Wade
Dwain McDougald
Kelly Beasley
Veronica Witt
Manh Nguyen
Gary Tucker
Orlando Hardman
Michael Graham
S. Allen Deak
Brittany Wilson
Ehsan ARMAN
Ryan Barksdale
Robert Wellen
Ron Romero
Carlton S Batts
Brian P Delbecq
Jesse Epps
Brad Dickson
Cheryl Barrett
David Grim
Ted Parkhurst
James S Burnside
Osamudiamen Henry Am...
David E Collins
Abel Osagie
Timothy Or Hilda Pletcher
Anthony Nirmaier
Arlon Craig Washburn
Marshall Knowles
Al Klug
Eugene Mc Elroy
Felicia Williams
Alberto Burgos
Joshua Penman
Kenneth King
Vitrus Juanita Banks
Joseph Thomas Pottenkul...
Joe Goldsmith
G- Money
Lea Bouhelier Gautreau
Nizar Nanjee
Arcangelo Ercole
Bob DeLuca
Kishore Anjaneyulu
Deb B.
Robert Milewski
Troy Lopez
Jason Enfield
Don Saathoff
Ted Ko
Emily Wares
Freida C
Ravikumar Chandrasekha...
Robert Gates
Daryl Campbell
Ivan Timas
Brian S
James M Reuter
Paris Hardy
Brian S
Milind Tamaskar
Srini Kottakota
Michael Devoney
Srini Kottakota
James Brown

Chibueze Okorie
Phil Foster
Peter Fitton
Wayne Starks
Jorge Sheldalisse Hershe...
Sarah S Pollak
Katherine Lucas
Wayne Berry
Tom Williams
Warren Lee Smith
Tom Williams
Sainath GIRME
Farzad Besharatian
Marie Lys CATTANACH
Christopher Vestin
Robert Sanders
Michael Silva
Paul Weiden
Benjamin Groves
Michael Stickel
Stephen Sauer
Jonathan Lubar
Edward Kelly Medlock
Frederico Dias
Carlo Piccirillo
Richard Boysen
Maricris Lee
Mikko Pihlajamaki
Michael Chen
Siuwai Oh
Ramanujan Venkatadri
Michael Daurio
Sandor Hatszegi
Anne Oshman
Stanley Miller
Mark Berning
William Andrews
Geogy Philip
Gary Cooper
Michelle Harris
Uwao Chartrand
John Versace
Randy Janeway
Mike Zahradka
Glenn Orr
Michael Fisher
Jake Bangle
Scott ITTERSAGEN
Ismael Arteaga
Ronald Evans
Selina Flynt
Darlyn Newman
Nathan Brubaker
Felix Vayssieres
Ashley Nelson
Cody Ellis
Willie O. Holt JR.
Brian Smolens
Alegra Holland Morris
Donna Willaims
Marc Russell
Frank Stoczko
April Davis
Leslie A Lyons
Curt Wilson
Jasmine Marie Wooten
Krishna Woods
Roxanne P Eaton
Robert Bretzman
Steve Conner
Karen Patmas
Richard Ehizogie Oriakhi
Richard M. Potts
Valarie Harris
John Raymond
James Deeringer
Genine J. Williams
Sherry Everett
Devin Henderson
Chris Corbelli
Benjamin Ang
Rem Fox
Dan Smith
Michael Clancy
Rem Fox
Willie Watkins II
Ellen Smith-Falella
Emma White
Görkem SUSANTEZ
Jessica R. Estabrook
Latoria MCKOY
Desmon Pride
John Springfield
Antoinette Scott Briscoe
Norris Reynolds
David A Ward
Kathryn B KENNEY
Richard K Starr
Rajneesh Mehra
Michael M Obianigwe
Todd Rulapaugh
Willard Nephew
Anne Oshman
Anthony Cox
Sandra U.
Alisha Hay-Rohrer
Danny Drewry
Virgilio Yabut
Angelo Romero
Gloria Laryea
Kishore Anjaneyulu
Deb B.
Eduard Bogel
Troy Lopez
Michael DeVellis
Nyamekye Laird
Ted Ko
Christopher Fontaine
Abraham Livchitz
Ravikumar Chandrasekha...
Robert Gates
Philip Shepherd
Ivan Timas
Darcy LeClair-Palmer
James M Reuter
Joseph W RUGGIERI
James Steele
Anne Oshman
Srini Kottakota
William Ferrara
Srini Kottakota
Yanan Wang

Andrew Gotianse
James Lazor III
Peter Fitton
Paul Henry
Donald Hutcison
SamuelaT. Rokocakau
Robert Lambert
John J Gallagher
Paul Dudley
Clive Laing
Javan Ireland
Phyllis Carmichael
Farzad Besharatian
Donald Steven Jarnberg
Anne Laure Pilat
Jay Chang
Lori Talboy
Timothy Garrison
Adam D Rose
Stephen P Oates
Jorge Montes
Brian Drummond
Rafael E Padilla
Bart STEPHENS
Deborah And Steve Wago...
Jeffrey Barber
Jonathan Chu
Tracy Tanaka
Saeid Ahmadi
Tracy Ross Reida
Revell Scott Preacher
K Alnajar
Jeff Sendbo
Daniel Fisher
George Fowler
Anthony Catalina
Matthew Miller
Joseph Stieha
Srinivasa Dangati
Lawrence Chong
John R Jagielski
Derek T Taylor
Rhoda Landers WALTON
James LINDSEY
Bonita Warren
Ronald Campbell
Kristy Ann Hunter
Jonathon Walker
Morris ELLIOTT
Alfreda Ward
James Coffey
Joe Richards
Jamie Coyle
Nicholas Thornton
James Jones Jr.
Mark Borden
Brian T Crenshaw
Darrell Mayweather
Pierre Kamga
Benjamin Brooks
Joe Goldsmith
Tarsha Aird
Paul Lee
Rosalie & Matthew Guarino
Gwendolyn Green
Franklyn Morris
Lisa Guinn
Clenord Roberts
Ronald Fullenwider
Angelica Mia Arnado
Steve George Mascella Jr
Tyrone McKoy
Emory Allen
Antony Henry
Jens Frederik Grønskov
Mark Schoning
Nizar Ammari
Mark Hawkins
Daniel Silvertown
Erin Hillabrand
Zelda Cummings
Priscilla Fallon
Frankie Osborne
Michelle Carmicle
Rakesh B SASVIHALLI
Julie Blore-Bizot
Brian Drummond
Sally Schmidt
Michael Plath
Ghada Sakaan
David Knight
Katrina Watts-McFarland
Crysta Kearney
Joseph Scioscia
W Bradford Rutledge
Erik Michael Fredriks
Edmund T. Mudge, IV
Robert Cokeley
Telma Donahue
Brent D. Staton, MD
David Love
Ankur Patel
James Campbell
Danny Lee
Eric Weigold
Donoval Young
Danny Lindley
Numan Dharani
Mehran Keyvanfar
Gloria Laryea
Angelo Marc
Christian Miller
Eduard Bogel
William Andrews
Ted Parkhurst
Nyamekye Laird
Chris Rose
Christopher Fontaine
Abraham Livchitz
Steven Brevett
Philip Shepherd
Roland N Kindell
Darcy LeClair-Palmer
James M Reuter
Joseph W RUGGIERI
James Steele
Anne Oshman
Srini Kottakota
William Ferrara
Srini Kottakota
Aslam Amin

Andrew Gotianse
James Lazor III
Eleuterio Pacheco Jr
Roy Pointon
Brett C. Olsen
Dusty Hass
John LEHRMAN
Bruce Wertz
Dave Komer
David Wilson
Anthony L Diggs
Prosper Nwankpa
Derrik Oates
Donald Steven Jarnberg
Anne Laure Pilat
John Chau
J Greg Kelly
Micah Glick
Gloria Su
Gregory Warriner
Alfred She
Ricardo Rodriguez
Lenrico Williams
Sidney Gauby
Tessa Turnbull
Mike E Gibbs
Angela Green
Brian Murphy
Sally Penney
Mark A Herzfeld
Edward Zeldovich
Jeff Aguado
Todd Yoby
Lisa Neigut
Clive Harold Abbott
Joy Elliott
Michael FLAX
Laura Jankowski
Ron Jackson
Jared Reiss
Lohit Kumar Rangineni
Bill Mundt
Jay Pennock
Michael Kreamer
Derwin Meredith
Meenu Sood
Colin Wick
Melody Hatt
Mark H. Persson
Eva H Woodfin
Seagen Safaii
Noel Sosa
Christopher Hartley
Angelo Marc
Erlina Kearse LEWIS
Bradley Leuty
Christopher Parnass
Cassandra Edmond
Luis Martinez
Charlene Heuer
Joanne P Moss
Wilbert Tyrone Slocum
Bana Choura
Edmund FUDZIE
Robert HILL
Nadezda Semenova
Jamie Coyle
Mark Borden
Jean D Wooten-Jiles
Yves Hansruedi Baumann
Carol NOLAND
Shelby Thuruthumalil
Mark Thomson
Rick Florio
Lea Bouhelier Gautreau
Dave Davis
Lea Valdez
Pete Martinez
Asad Sabir
Bryan Kasun
Christopher Long
Mari Mattocks
Vern Babka
Patricia Troutman
Sean B Kane
James Cormier-johnson
John Townsend
Okechukwu C. Ifediora
Daniel Drapacz
Chris Hynick
Christian Miller
S. Allen Deak
Toronez Watson
David Craft
Bryan Hare
Geogy Philip
Michael R Bourque
Tressa Springmann
Amin Hemani
Roland N Kindell
John J Waldron
Daniel W Smith
Sanquan Milligan
Joanne P Moss
Wallace Brackens
Timothy Stumpff
Geena Hong
Michelle Lombardi
Todd Kamin
Bunmi Adeajayi
Angelo Marc
Christian Miller
Martha Wiedemann
William Andrews
Ted Parkhurst
Cae Odell
Chris Rose
Geogy Philip
Marilyn Monter
Thaddeus Onwuka
Zahed Hossain
Billy J Linsley
Roland N Kindell
Eugenio Aguilar
James M Reuter
Varun Gupta
Jared Moyer
Maria Bibera-Quiachon
Varun Gupta
Krishna K Edunuri
Kathleen BUETTNER
Fritz Junior Torchon

Jason G Croft
Steven Yeisley
Eleuterio Pacheco Jr
Buks Oloks
Hima Pradeepthi
Vivekanand Vemunoori
Richard E Rackett
Delph Gustitus, Jr.
Yuan Yao
Morris Gelman
Howard Jones
Paul D Edwards
Derrik Oates
Omorie Mckell
Michael Epperly
Eric Aker
Charles Y
Brad Dickson
Lewis Sears
Evans Richards
Lucas Cajiao
Clive Ketteridge
Mp Van Rennes
Reza Hamedy
Jeff Sendbo
Wan Ling Wu
Jeremy Moloney
Henry Mandelbaum
Olatunde Alex-Oni
Suzette McCurtis
William Rivera
Michael Joseph
Chad Biggs
Aaron Bendix-Balgley
Roland Dilley
Kiritkumar Patel
Jacob Tower
Craig Joseph Hussey
Bob Ursini
Derrick Klocke
Isabelle Housmans
Tim Jones
Steve Best
Ramon S Cuasay
Peter Lucas
Antonio D Lee
Thomas Beasley
Tonette Fank
Carrie Canady
Angela Carter
Ken Kunkel
Kenneth Iha
Darrell Marsh
William DAntuono
Heather Looney
Harold C Friday
Ray L IRA
Jose A Rosa
Lane S Cohen
Jamal Gathumbi
Brian Kilpatrick
Duane Etheridge
Donell Rogers
Jon Covington
Joanne P Moss
Aderonke Shogbola
Smith Sagesse
Myron Henderson
Roy A Williams
Sean McMillion
Victor AGUILAR
Bruce D Davis
Terri Lynne Rysinger
Ronald E Kessen
Steven Finkle
William DAntuono
Ellis Fontanet
Robert Scott Swinger
Eric Merlau
Preston F. SHELTON
Radha Parameshwarappa
Vern Babka
Sally Schmidt
Joseph Rematt
Scott Hall
Taka La Shaun Turner
Venkata Lakshmi Narayan...
Alexander Simich
Benjamin Brannon
John Studenka
Paula L Martin
Michael L Sims
Mary Lee Dammann
James Hodgson
Ron Good
Tony Erickson
Lawrence Halverson
Mike Reiser
Krishna K Edunuri
Griffith Watkins
Rostislav Kupka
Tajma Baker
Larry Williams
Herbert McAlister
Søren Halling
Joe Milazzo
Lisa Henderson
Deirdre Walker
Christopher Keziah
Bunmi Adeajayi
Angelo Marc
Alan Bynum
Martha Wiedemann
William Andrews
Ricardo Beltrán Gaitán
Cae Odell
Brian Stanilla
Geogy Philip
Marilyn Monter
Rhoda Landers WALTON
Zahed Hossain
Billy J Linsley
Mj Abraham
Kerron Joseph
Joseph A. White
Varun Gupta
Jared Moyer
Maria Bibera-Quiachon
Varun Gupta
Krishna K Edunuri
Kathleen BUETTNER
James Cawse

Jason G Croft
Steven Yeisley
Brice Holmes
Wayne Crosby
Phid Onwuzurike
Wendy J Merrill
Tammy Takacs
Eric Hall
Tyrone Barber
Nnamdi Ifediora
Geraldo Pilon
Frederick D. May
Richard E Rackett
Omorie Mckell
Michael Epperly
Timothy Marshall
Matthew Ugarph
Jonathan Zwainz
Tressa Springmann
Julie Blore-Bizot
Lanoka M. Livingston
Justin Harvey
Tony Johnson
Eugene Pevzner
David Martinelli
David Elias
Gray Riedinger
Robert E Miller
Jihua Ren
Christopher Daniel Carlson
Christopher Michael Tubig
Adan Ibarra
Grigore B. Hreniuc
Ted Ko
Melvin Harrison
Chris Rose
Yussef Fakira
Ralph Goodrich
Joanne P Moss
Anna Johnson
Rob Wendt
Elsa Webb-Crick
James Orr
Linda Mitchell
David Nidorf
Tameka Johnson
Michael Yaldezian
David Scheiffele
Brian Isenhower
Jeffrey Harris
Marvin Benning
Annette Carter
Carol Logan
Chris Fox
Chris Baker
Rami Taha
Alice Jackson
Dapo Lediju
Julio Castellon
Kathryn Gardow
Mario M Teel Jr.
Mohamed BAH
Jorge Montes
Janet E Davis
Mario M Teel Jr.
Berlet Gooden
David Edelman
Bruce A Weir
Rajendra Desai
Jackie Balkus
Michael Barton
John Marion Wagner
Frederick George MOCKL...
Lemuel Carnes
Kerby Scales
Olamiju Olagbegi
Lisa Lozano
Berenice Harp
Anabelle Covey
Tom Gingrich
Gary Hill
Carmen McFolling
Angela Sutton
Scott Powell
Joseph Stieha
Grigore B. Hreniuc
W Kim Colich
Gealon Thomas
James M Reuter
Caldon Capital LLC
Edgar Gutierrez
Everett Frederick Granger
Lacie McCormack
Craig Cameron
Bruce Ryon
Arthur Jensen
Suresh Subramanian
Colleen Ryan
Curtis DIEL
James Wheeler
Jim H Harwell
Edward Kelly Medlock
Mark H. Persson
Timothy Mwaura
Ted Caldwell
Beth A Brown
Steven Brevett
Dallas Allen
Bob DeLuca
Robin Pettit
Badr Naif Alotaibi
Alan Bynum
David Foster
Tomer Sanikin
Ricardo Beltrán Gaitán
Patricia Trippe
Brian Stanilla
Scott Hall
Sharad Saxena
Rhoda Landers WALTON
Edmund T. Mudge, IV
Murali Manohar
Mj Abraham
Kerron Joseph
Joseph A. White
Varun Gupta
Milind Tamaskar
Milind Tamaskar
Babajide Patrick Oyewusi
Mark Soltz
Andrew Neely
Maciej Rumprecht

# Thank You!

## From the Joule Case Team



**James Wagoner**

CEO + Founder



**Alex LIVINGSTON**

President



**Jesse Baker**

VP of Marketing and Strategic Initatives



**Pete Anewalt**

COO

*Business-oriented technologist who's been through 5 Successful exits. Experience in scaling teams to handle the growth from $1M to $200M.*



**David DeMuro**

VP of Engineering

*Electrical engineer and MBA with more than 30 years of experience in consumer product development at Fortune 50 companies, including Apple and Motorola. Holder of 17 U.S. patents, principally in the area of LiIon batteries and power management.*



**Chris Olsen**

CFO

*Grew Bodybuilding.com to $500M at the helm as CFO. Navigated 2 Successful Exits during that time.*



**Justin LeVrier**

VP of Sales

*Literally wrote the book on sales for a $50M ARR B2B sales & management training program Also developed Mercedes-Benz Retail Sales Program.*

# Details

### The Board of Directors

| DIRECTOR | OCCUPATION | JOINED |
|---|---|---|
| Alex Livingston | President @ Joule Case | 2015 |
| James Wagoner | CEO @ Joule Case | 2015 |
| Jeff Selikoff | Board Director @ Alta Ridge | 2019 |

### Officers

| OFFICER | TITLE | JOINED |
|---|---|---|
| Alex Livingston | President | 2015 |
| Pete Anewalt | Secretary | 2019 |
| James Wagoner | CEO | 2015 |

### Voting Power

| HOLDER | SECURITIES HELD | VOTING POWER |
|---|---|---|
| James Wagoner | 3,500,000 Common | 32.5% |
| Alex Livingston | 6,500,000 Common | 60.5% |